Exhibit 99.56

CONSENT OF STEVEN J. RISTORCELLI

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Technical Report with Updated Estimate of Mineral Resources for the Iron Creek Cobalt-Copper Project, Lemhi County, Idaho, USA” dated November 26, 2020, which is included in, or incorporated by reference into, the Registration Statement on Form 40-F, being filed with the United States Securities and Exchange Commission and any amendments and exhibits thereto, and the Registration Statement on Form S-8, being filed with the United States Securities and Exchange Commission and any amendments and exhibits thereto, of Electra Battery Materials Corporation.

/s/ Steven J. Ristorcelli C.P.G
Name: Steven J. Ristorcelli C.P.G. Principal Geologist Mine Development Associates, Inc.
Date: April 14, 2022